Filed pursuant to Rule 424(b)(3)
File No. 333-249525

Owl Rock Core Income Corp.

Supplement No. 2 dated February 23, 2021

To

Prospectus dated December 28, 2020

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Owl Rock Core Income Corp. dated December 28, 2020, as amended and supplemented (the “Prospectus”), and is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission, and is available free of charge at www.sec.gov or by calling (212) 419-3000. Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Before investing in shares of our common stock, you should read carefully the Prospectus and this supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 33 of the Prospectus before you decide to invest in our common stock.

RECENT DEVELOPMENTS

Waiver of Management Fee

On February 23, 2021, Owl Rock Capital Advisors LLC (the “Adviser”) agreed to waive 100% of the management fee due under the investment advisory agreement, by and between Owl Rock Core Income Corp. (the “Company”) and the Adviser, for the quarter ended March 31, 2021. No portion of the management fee waived will be subject to recoupment.

Distribution Declaration

On February 23, 2021, the Company’s board of directors (the “Board”) declared regular monthly cash distributions for March 2021 through June 2021. The regular monthly cash distributions, each in the gross amount of $0.05145833 per share, will be payable monthly to stockholders of record as of the record dates set forth below.

Record Date	Payment Date	Gross Distribution
March 31, 2021	April 28, 2021	$0.05145833
April 30, 2021	May 28, 2021	$0.05145833
May 31, 2021	June 28, 2021	$0.05145833
June 30, 2021	July 29, 2021	$0.05145833

Appointment of Director

On February 23, 2021, the Board, upon the recommendation of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”), voted to appoint Melissa Weiler as a Class I director of the Board, a member of the Nominating Committee, and a member of the Audit Committee. In connection with Ms. Weiler’s appointment, the Board increased the size of the Board to eight directors. Ms. Weiler was appointed to serve as a member of the Board until the 2021 annual meeting of stockholders, or until her successor is duly elected and qualified. The Board and the Nominating Committee determined that Ms. Weiler is not an “interested person” (as defined in Section 2(a)(19) of the 1940 Act) of the Company.

Ms. Weiler was formerly a Managing Director and a member of the Management Committee of Crescent Capital Group, a Los Angeles-based asset management firm (“Crescent”), where she served from January 2011 until she retired in December 2020. During that time, Ms. Weiler was responsible for the oversight of Crescent’s CLO management business from July 2017 through December 2020, and managed several multi-strategy credit funds from January 2011 through June 2017. During her tenure at Crescent, she also served on the Risk Management and Diversity & Inclusion committees. From October 1995 to December 2010, Ms. Weiler was a Managing Director at Trust Company of the West, a Los Angeles-based asset management firm (“TCW”). At TCW, she managed several multi-strategy credit funds from July 2006 to December 2010, and served as lead portfolio manager for TCW’s high-yield bond strategy from October 1995 to June 2006. Ms. Weiler is a member of the Cedars-Sinai Board of Governors and is actively involved in 100 Women in Finance. Ms. Weiler holds a B.S. in Economics from the Wharton School at the University of Pennsylvania. Ms. Weiler concurrently joined the boards of Owl Rock Capital Corporation, Owl Rock Capital Corporation II, Owl Rock Capital Corporation III, and Owl Rock Technology Finance Corp. The Company believes Ms. Weiler’s broad investment management background, together with her financial and accounting knowledge, brings important and valuable skills to the Board.

Ms. Weiler will be entitled to applicable retainer and meeting fees pursuant to the Company’s director compensation arrangements, under terms consistent with those previously disclosed by the Company. Ms. Weiler entered into the Company’s standard indemnification agreement, the form of which was filed with the Securities and Exchange Commission on February 23, 2021 as Exhibit 10.1 to the Company’s Current Report on Form 8-K.

There is no other arrangement or understanding between Ms. Weiler and any other person pursuant to which she was appointed as a Class I director of the Board, member of the Nominating Committee, and a member of the Audit Committee, nor is there any family relationship between Ms. Weiler and any other director of the Company or executive officers of the Company. There are no transactions since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company is a participant, the amount involved exceeds $120,000, and in which Ms. Weiler had, or will have, a direct or indirect material interest.

Articles of Amendment and Restatement

On February 23, 2021, the Board of the Company adopted resolutions approving a second amendment and restatement of the Company’s articles of incorporation (as further amended and restated, the “Articles of Amendment and Restatement”) in response to comments from certain state securities regulators and to clarify the application to the Company of the Omnibus Guidelines of the North American Securities Administrators Association.

On February 23, 2021, the Company’s shareholders adopted the Articles of Amendment and Restatement, which became effective immediately. The Articles of Amendment and Restatement were filed on February 23, 2021 with the Maryland Department of Assessments and Taxation.

Investment Advisory Agreement and Dealer Manager Agreement

As previously announced, Owl Rock Capital Group (“Owl Rock”), the parent of the Adviser (and a subsidiary of Owl Rock Capital Partners LP), the Company’s investment advisor, and Dyal Capital Partners (“Dyal”) announced they are merging to form Blue Owl Capital (“Blue Owl”). Blue Owl will enter the public market via its acquisition by Altimar Acquisition Corporation (NYSE:ATAC) (“Altimar”), a special purpose acquisition company (the “Transaction”). The closing of the Transaction will result in a change of control of the Adviser under the Investment Company Act of 1940, as amended (the “1940 Act”), which will be deemed an assignment of the Company’s current investment advisory agreement and dealer manager agreement in accordance with the 1940 Act. As a result, the Board and the Company’s shareholders, after considering the Transaction and subsequent change in control, have determined that upon consummation of the Transaction the Company should enter into an amended and restated investment advisory agreement with the Adviser on terms that are substantially identical to the current investment advisory agreement. The Board also has determined that the dealer manager agreement should continue on substantially identical terms following the consummation of the Transaction, and the Company, the Adviser, and Owl Rock Securities, the dealer manager, have entered into Amendment No. 1 to the Dealer Manager Agreement for such purpose.

Bylaws

On February 23, 2021, the Board of the Company approved an amendment and restatement of the Company’s bylaws to provide that certain provisions related to stockholder requested meetings may only be amended by the affirmative vote of stockholders entitled to cast the majority of all votes entitled to be cast on the matter.

Update to Suitability Standards

The following additional state suitability standards are added to the section entitled “SUITABILITY STANDARDS” in the Prospectus:

Kansas — The Office of the Kansas Securities Commissioner recommends that Kansas investors limit their aggregate investment in us, the shares of our affiliates and other similar programs to not more than 10% of their liquid net worth. For these purposes, liquid net worth means that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents, and readily marketable securities

Maine — The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Oklahoma — An Oklahoma investor’s investment in us may not exceed 10% of such investor’s liquid net worth, exclusive of home, home furnishings and automobiles.

Washington — Purchasers residing in Washington may not invest more than 10% of their liquid net worth in us.

Update to DISTRIBUTION REINVESTMENT PLAN

The list of states where investors must “opt in” to our distribution reinvestment plan, which appears (A) in the section entitled “PROPSECTUS SUMMARY — Our Distribution Reinvestment Plan” in the Prospectus; (B) under the risk factor entitled “Shareholders will experience dilution in their ownership percentage if they do not participate in our distribution reinvestment plan”; (C) in the penultimate paragraph appearing in the section entitled “DISTRIBUTIONS” in the Prospectus; and (D) in the third paragraph appearing in the section entitled “DISTRIBUTION REINVESTMENT PLAN” in the Prospectus, is hereby modified by adding Arkansas, Idaho, Kansas, Maine, Massachusetts and Oklahoma as additional states where investors must “opt in” to our distribution reinvestment plan.

UPDATE TO RISK FACTORS

The risk factor entitled “Our shares are not listed, and we do not intend to list our shares, on an exchange, nor are our shares quoted through a quotation system. Therefore, our shareholders will have limited liquidity and may not receive a full return of invested capital (including front-end commissions, fees and expenses), upon selling their shares or upon liquidation of our company” is replaced in its entirety with the following:

Our shares are not listed, and we do not intend to list our shares, on an exchange, nor are our shares quoted through a quotation system. Therefore, our shareholders will have limited liquidity and may not receive a full return of invested capital (including front-end commissions, fees and expenses), upon selling their shares or upon liquidation of our company.

Our shares are illiquid investments for which there is not a secondary market nor is it expected that any such secondary market will develop in the future. We do not intend to complete a liquidity event within any specific time period, if at all. A liquidity event could include a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company, or a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. A liquidity event also may include a sale, merger or rollover transaction with one or more affiliated investment companies managed by our Adviser with either an internal or external management structure. We do not intend to list our shares on a national securities exchange. Upon the occurrence of a liquidity event, if any, all Class S and Class D shares will automatically convert into Class I shares and the ongoing servicing fee will terminate.

We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining whether to pursue a liquidity event in the future. Also, since a portion of the public offering price from the sale of shares in this offering will be used to pay offering expenses and recurring expenses, the full offering price paid by our shareholders will not be invested in portfolio companies. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital. If we do not complete a liquidity event, liquidity for your shares will be limited to participation in our share repurchase program, which may not be for a sufficient number of shares to meet your request and which we have no obligation to maintain. In addition, any shares repurchased pursuant to our share repurchase program may be purchased at a price which may reflect a discount from the purchase price shareholders paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of the share repurchase program.

Because investors who participate in our distribution reinvestment plan will receive additional shares of our common stock in lieu of cash distributions, their exposure to the foregoing risks will be increased compared to their exposure if they had elected to receive cash distributions.

UPDATE TO DISCUSSION OF EXPECTED OPERATING PLANS

The section of the Prospectus entitled “Description of Expected Operating Plans – Financial Condition, Liquidity and Capital Resources” is replaced in its entirety with the following:

Financial Condition, Liquidity and Capital Resources

We will generate cash primarily from the net proceeds of this offering and from cash flows from interest, dividends and fees earned from our investments and principal repayments and proceeds from sales of our investments. Our primary use of cash will be making investments in portfolio companies, payments of our expenses and cash distributions to our shareholders. Immediately after we meet our minimum offering requirement, gross subscription funds will total at least $2.5 million, which will be available to us immediately upon commencing operations. Once our minimum offering requirement has been met, we intend to sell our shares on a continuous basis at a per share price equal to the then-current net offering price of the relevant class, which will include any applicable Upfront Sales Load.

We will modify our public offering price to the extent necessary to comply with the requirements of the 1940 Act, including the requirement that we not sell our shares at a net offering price below our net asset value per share unless we obtain the requisite approval from our shareholders. Promptly following any adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at http://www.owlrock.com.

We may borrow funds to make investments, including before we have fully invested the proceeds of this offering, to the extent we determine that leveraging our portfolio would be appropriate.

On September 23, 2020, the Board authorized the Company, as borrower, to enter into a revolving Promissory Note with Feeder FIC Debt, an affiliate of the Adviser, as lender, to borrow up to an aggregate of $50 million from Feeder FIC Debt. The borrower may re-borrow any amount repaid; however, there is no funding commitment between Feeder FIC Debt and the Company.

The interest rate on any such borrowing may be based on either the rate of interest for a LIBOR-Based Advance or the rate of interest for a Prime-Based Advance as defined under the Loan and Security Agreement, dated as of February 20, 2020, as amended from time to time, by and among the Adviser, as borrower, East West Bank, as Issuing Lender, Swingline Lender and a Lender and Investec Bank PLC as a Lender.

The unpaid principal balance of any Promissory Notes and accrued interest thereon is payable by the Company from time to time at the discretion of the Company but immediately due and payable upon 120 days written notice by Feeder FIC Debt, and in any event due and payable in full no later than February 28, 2022. The Company intends to use the borrowed funds to make investments in portfolio companies consistent with its investment strategies.

We currently do not anticipate issuing any preferred stock.

The NASAA, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time, requires that our affiliates and Adviser, or our Sponsor under the Omnibus Guidelines, have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our Adviser and its affiliates, while not liable directly or indirectly for any indebtedness we may incur, have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

We will retain a reasonable percentage of the proceeds of this offering and our revenues in order to provide adequate reserves for normal replacements and contingencies, in accordance with accounting principles generally accepted in the United States, or GAAP.

UPDATE TO MANAGEMENT AND OTHER AGREEMENTS AND FEES

The section of the Prospectus entitled “Management and Other Agreements and Fees—Compliance with the Omnibus Guidelines published by NASAA—Rebates, Kickbacks and Reciprocal Arrangements” is replaced entirely with the following:

Rebates, Kickbacks and Reciprocal Arrangements

Our charter prohibits our Adviser from: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws and the NASAA Omnibus Guidelines governing conflicts of interest or investment restrictions, or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws and the NASAA Omnibus Guidelines. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our stock or give investment advice to a potential shareholder; provided, however, that our Adviser may pay a registered broker-dealer or other properly licensed agent a sales commissions for selling or distributing our common stock.

We will retain a reasonable percentage of the proceeds of this offering and our revenues in order to provide adequate reserves for normal replacements and contingencies, in accordance with accounting principles generally accepted in the United States, or GAAP.

UPDATE TO DESCRIPTION OF OUR CAPITAL STOCK

The section of the Prospectus entitled “Description of Our Capital Stock – Preferred Stock” is replaced in its entirety with the following:

Preferred Stock

This offering does not include an offering of preferred stock. However, under the terms of our charter, our board of directors may authorize us to issue shares of preferred stock in one or more classes or series without shareholder approval, to the extent permitted by the 1940 Act. The board of directors has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred stock. We do not currently anticipate issuing preferred stock in the near future. In the event we issue preferred stock, we will make any required disclosure to shareholders. We will not offer preferred stock to the Adviser or our affiliates except on the same terms as offered to all other shareholders.

Preferred stock could be issued with terms that would adversely affect the shareholders. Preferred stock could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class voting separately to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred stock (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred stock would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.

The issuance of any preferred stock must be approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel. Our board of directors has passed a resolution that no preferred stock will be issued that has voting rights that will limit or subordinate voting rights of the holders of our common stock afforded by the Omnibus Guidelines.

The section entitled “The MGCL and Certain Charter and Bylaw Provisions; Anti-Takeover Measures” is replaced in its entirety with the following:

The MGCL and Certain Charter and Bylaw Provisions; Anti-Takeover Measures

The MGCL contains, and our charter and bylaws also contain, provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. These measures may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of shareholders. We believe, however, that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the board of director’s ability to negotiate such proposals may improve their terms.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, convert into another form of business entity, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by the corporation’s board of directors and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser or greater percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Subject to certain exceptions discussed below, the charter provides for approval of these actions by the affirmative vote of shareholders entitled to cast a majority of the votes entitled to be cast on the matter.

Notwithstanding the foregoing, amendments to our charter to make our common stock a “redeemable security” or to convert the company, whether by merger or otherwise, from a closed-end company to an open-end company must be approved by the affirmative vote of holders of our common stock entitled to cast at least two-thirds of the votes entitled to be cast on the matter, with common stock and each class or series of preferred stock that is entitled to vote on a matter voting as a separate class. In addition, as permitted by the MGCL, our charter provides that a majority of our board of directors, without action by our shareholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue; provided, that any such amendment may not change the preferences, conversion or other rights, voting powers, limitations as to dividends, or terms or conditions of redemption of any issued and outstanding shares.

Our charter and bylaws provide that our board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws; provided, however, that certain provisions related to stockholder requested meetings may only be amended by the affirmative vote of Stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Our charter provides that upon a vote by a majority of our shareholders voting together as a single class, our shareholders may, without the necessity of any concurrence by our Adviser, direct that the Company:

•	approve or disapprove an amendment to our charter;

•	remove our Adviser and elect a new investment adviser;

•	approve or disapprove the dissolution of the Company; or

•	approve or disapprove the sale of all or substantially all of our assets when such sale is to be made other than in the ordinary course of business.

In addition, our charter provides that none of our Adviser, directors, or our Dealer-Manager may vote or consent on matters submitted to our shareholders regarding the removal of our Adviser or such director, or any transaction between us, on the one hand, and our Adviser or any of its affiliates or such director(s), on the other .

Without the approval of a majority of our shareholders voting together as a single class, our Adviser may not:

•	amend the investment advisory agreement except for amendments that would not adversely affect the rights of our shareholders;

•	except as otherwise permitted under the Advisory Agreement, voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;

•	appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Advisory Agreement and applicable law);

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	cause the merger or similar reorganization of the Company.

Our charter also provides that the board of directors will be divided into three classes, as nearly equal in size as practicable, with each class of directors serving for a staggered three-year term. Additionally, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, directors may be removed at any time, with or without cause (as such term is defined in charter) by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors. Our charter and bylaws also provide that, except as provided otherwise by applicable law, including the 1940 Act and subject to any rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, any vacancy on the board of directors, except, until such time as we have three independent directors, for vacancies resulting from the removal of a director by the shareholders, and any newly created directorship resulting from an increase in the size of the board of directors, may only be filled by vote of the directors then in office, even if less than a quorum, or by a sole remaining director.

Pursuant to our election in Article V of our charter, subject to applicable requirements of the 1940 Act, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, (a) any vacancy on the board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum and (b) any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies; provided that, under the MGCL, when the holders of any class, classes or series of stock have the exclusive power under the charter to elect certain directors, vacancies in directorships elected by such class, classes or series may be filled by a majority of the remaining directors so elected by such class, classes or series of our stock. In addition, our charter provides that, subject to any rights of holders of one or more classes or series of stock to elect or remove one or more directors, the total number of directors will be fixed from time to time exclusively pursuant to resolutions adopted by the board of directors.

The classification of the board of directors and the limitations on removal of directors described above as well as the limitations on shareholders’ right to fill vacancies and newly created directorships and to fix the size of the board of directors could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring or attempting to acquire us.

The MGCL and our charter and bylaws also provide that:

•	any action required or permitted to be taken by the shareholders at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting or by unanimous consent in lieu of a meeting;

•	special meetings of the shareholders may only be called by the board of directors, the chairman of board of directors, the chief executive officer or the president, and must be called by the secretary upon the written request of shareholders who are entitled to cast not less than ten percent of all the votes entitled to be cast on such matter at such meeting; and

•	any shareholder nomination or business proposal to be properly brought before a meeting of shareholders must have been made in compliance with certain advance notice and informational requirements.

Our charter also provides that any tender offer made by any person, including any “mini-tender” offer, must comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. The charter prohibits any shareholder from transferring shares of stock to a person who makes a tender offer which does not comply with such provisions unless such shareholder has first offered such shares of stock to us at the tender offer price in the non-compliant tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.

These provisions could delay or hinder shareholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for the common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a shareholder (such as electing new directors or approving a merger) only at a duly called shareholders meeting, and not by written consent. In addition, although the advance notice and information requirements in our bylaws do not give the board of directors any power to disapprove shareholder nominations for the election of directors or business proposals that are made in compliance with applicable advance notice procedures, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Our charter prohibits the Adviser from: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws and the NASAA Omnibus Guidelines governing conflicts of interest or investment restrictions, or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws and the NASAA Omnibus Guidelines. In addition, the Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our stock or give investment advice to a potential shareholder; provided, however, that the Adviser may pay a registered broker-dealer or other properly licensed agent from sales commissions for selling or distributing shares of our common stock.

UPDATE TO SHARE REPURCHASE PROGRAM

(A) The first sentence of the sixth bullet point on the cover page of the Prospectus is replaced in its entirety with the sentence below; (B) the first sentence of the tenth bullet point in the section entitled “PROSPECTUS SUMMARY – Risk Factors” in Prospectus is replaced in its entirety with the sentence below; and (C) the first sentence of risk factor entitled “We intend, but are not required, to offer to repurchase your shares on a quarterly basis. As a result you will have limited opportunities to sell your shares” in the section entitled “RISK FACTORS – Risks Related to an Investment in Our Common Stock” in Prospectus is replaced in its entirety with the sentence below:

Beginning no later than the third calendar quarter of 2021, we may, from time to time, determine to repurchase a portion of the shares of our common stock, and if we do, we expect that only a limited number of shares will be eligible for repurchase.

The first sentence of first paragraph in the section entitled “PROSPECTUS SUMMARY – Share Repurchase Program” in Prospectus is replaced in its entirety with the sentence below:

Beginning no later than the third calendar quarter of 2021, and at the discretion of our board of directors, we intend to commence quarterly repurchase offers pursuant a share repurchase program.

The second sentence of response to the question “Can I request that my shares be repurchased?” in the section entitled “CERTAIN QUESTIONS AND ANSWERS” in Prospectus is replaced in its entirety with the sentence below:

Beginning no later than the third calendar quarter of 2021, and subject to the discretion of the board of directors, we intend to commence a share repurchase program pursuant to which we intend to conduct quarterly repurchase offers to allow our shareholders to tender their shares at a price equal to the current net offering price per share for the applicable class of shares on each date of repurchase.

The first sentence of second paragraph in the section entitled “SHARE REPURCHASE PROGRAM” in Prospectus is replaced in its entirety with the sentence below:

Beginning no later than the third calendar quarter of 2021, and subject to the discretion of the board of directors, we intend to commence a share repurchase program pursuant to which we intend to conduct quarterly repurchase offers to allow our shareholders to tender their shares at a price equal to the net offering price per share for the applicable class of shares on each date of repurchase, except that shares that have not been outstanding for at least one year will be subject to an Early Withdrawal Charge of 2.00% of the then-current net offering price per share.

Update to Form of Subscription Agreement

The form of subscription agreement included as Appendix A in the Prospectus is hereby superseded and replaced by the form of subscription agreement included as Appendix A hereto.

Appendix A

Owl Rock Core Income Corp.

ORCIC Subscription Agreement

OWL ROCK

Owl Rock Core Income Corp. (referred to herein as the "Company" or "ORCIC")

1 | Your Investment

Investment Amount $ ____________

Investment Type ☐ Initial Investment ☐ Additional Investment

Share Class (Must select one)

☐ Class S
- Upfront sales load up to 3.5%
- $25,000 minimum initial investment

☐ Class D
- Upfront sales load up to 1.5%
- $25,000 minimum initial investment

☐ Class I
- No upfront sales load
- $1,000,000 minimum initial investment

☐ Please select this box **ONLY** if you are making a purchase of Class S or D shares and **ARE** waiving the applicable sales load
This box should be selected if you are eligible for a waiver based on the guidelines listed in the Prospectus. By clicking this box, you will be purchasing shares with no upfront sales load

2 | Form of Ownership

Taxable Account Type

☐ Individual
☐ Individual **with Transfer on Death***
☐ Joint Tenants with Right of Survivorship
☐ Joint Tenants **with Transfer on Death***
☐ Community Property
☐ Tenants in Common
☐ Taxable Trust
☐ Uniform Gift / Transfer to Minors
State of ____________
☐ Partnership
☐ C Corporation
☐ S Corporation
☐ LLC
☐ Other ____________

Non-Taxable Account Type

☐ Traditional IRA
☐ Roth IRA
☐ SEP IRA
☐ Rollover IRA
☐ Beneficial IRA
☐ Pension Plan
☐ Tax Exempt Trust
☐ Profit Sharing Plan
☐ Non-Profit Organization
☐ Other ____________

Custodian Information (If applicable)

Custodian Name ____________

Custodian Tax ID ____________

Client Account # ____________

X

Custodian Signature

Entity Information (Trustee(s) and/or Authorized Signatory(s) information must be provided in Section 3.)

Entity Name ____________

Tax ID Number ____________ Date of Formation (mm/dd/yyyy) ____________

Entity Address ____________ City ____________ State ____________ Zip ____________

Jurisdiction (if non-U.S.) Attach a completed application Form W-8 ____________

*Requires Transfer on Death form that can be found at www.owlrock.com.

Owl Rock Service Center: 1 844 331 3341 Fax: 1 844 643 0431

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Owl Rock Core Income Corp. Subscription Agreement 3 | Investor Information Investor(s)/Trustee(s)/Executor(s)/Authorized Signatory(s) Information The information provided in Section 3 must be compliant with IRS Form W-9 and related instructions. Please refer to www.IRS.gov for Form W-9. The Company requires a U.S Residential Street Address to be completed below. Please refer to Section 4 to provide a Mailing address if different than what’s listed below. Name (first, middle, last) Social Security Number Date of Birth (mm/dd/yyyy) Residential Street Address City State Zip Email Address Phone Number Citizenship: U.S. Citizen Resident Alien Non-Resident Alien (Form W-8BEN is required) (country) (country) Name (first, middle, last) Social Security Number Date of Birth (mm/dd/yyyy) Residential Street Address City State Zip Email Address Phone Number Citizenship: U.S. Citizen Resident Alien Non-Resident Alien (Form W-8BEN is required) (country) (country) Name (first, middle, last) Social Security Number Date of Birth (mm/dd/yyyy) Residential Street Address City State Zip Email Address Phone Number Citizenship: U.S. Citizen Resident Alien Non-Resident Alien (Form W-8BEN is required) (country) (country) 4 | Contact Information (If different than provided in Section 3) Email Address Mailing Address City State Zip Owl Rock Service Center: 1 844 331 3341 Fax: 1 844 643 0431 2 of 6

Owl Rock Core Income Corp. Subscription Agreement 5 | Distribution Instructions You are automatically enrolled in our Distribution Reinvestment Plan, unless you are a resident of ALABAMA, ARKANSAS, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, OKLAHOMA, OREGON, VERMONT or WASHINGTON. Refer to the prospectus for terms of the Distribution Reinvestment Plan. If you participate in the Distribution Reinvestment Plan or make subsequent purchases of shares of the Company, and you fail to meet the minimum net worth or annual income requirements for making an investment or you can no longer make the representations or warranties set forth in Section 7, you are expected to promptly notify your broker-dealer, financial advisor or investment advisor in writing of the change and to terminate your participation in the Distribution Reinvestment Plan. If you ARE a resident of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont or Washington, you are not automatically enrolled in the Distribution Reinvestment Plan. Please check here if you wish to enroll in the Distribution Reinvestment Plan. You will automatically receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan. If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan; please check here if you DO NOT wish to be enrolled in the Distribution Reinvestment Plan and complete the Cash Distribution Information section below. Only complete the following information if you do not wish to enroll in the Distribution Reinvestment Plan. For custodial held accounts, if you elect cash distributions the funds must be sent to the custodian. Mail a check to Investor Mailing Address Pay to my Brokerage Account (select one and input your brokerage account number) Fidelity Charles Schwab Pershing TD Ameritrade RBC Other Account Number Electronic Deposit–Attach a voided check or instructions from your financial institution. (A deposit ticket does not contain the required ACH information) Checking Savings Name of Financial Institution ABA Routing Number Account Number The Company is authorized to deposit distributions to the checking, savings or brokerage account indicated above. This authority will remain in force until the Company is notified otherwise in writing. If the Company erroneously deposits funds into the account, the Company is authorized to debit the account for an amount not to exceed the amount of the erroneous deposit. 6 | Electronic Delivery Consent (Optional) By signing below, I (we) confirm that, to the extent possible, I (we) consent to receiving all future stockholder communications electronically via e-mail (including, but not limited to, proxy materials, annual and quarterly reports, investor communications, account statements, tax forms and other required reports) and consent to stop delivery of all paper communications. I (we) acknowledge that I (we) will not receive paper copies of stockholder communications in the future unless (i) I (we) change or revoke my (our) election at any time by notifying ORCIC at the number below, which I (we) have to right to do at any time (ii) my (our) consent is terminated by an invalid email address; or (iii) I (we) specifically request a paper copy of a particular stockholder communication, which I (we) have the right to do at any time. I (we) have provided a valid email address. If that email address changes, I (we) will send a notice of the new address by contacting Owl Rock’s Service Center, provided that I (we) understand that providing an updated e-mail address will not change my (our) election to receive stockholder communications electronically. I (we) understand that any changes to my (our) election to receive stockholder communications electronically may take up to 30 days to take effect and that I (we) have the right to request a paper copy of any electronic communication by contacting Owl Rock’s Service Center. The electronic delivery service is free; however, I (we) may incur certain costs, such as usage charges from an Internet service provider, printing costs, software download costs or other costs associated with access to electronic communications. I (we) understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. I (we) understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failures of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law. X Owner or Authorized Person Signature Date (mm/dd/yyyy) Owl Rock Service Center: 1 844 331 3341 Fax: 1 844 643 0431 3 of 6

Owl Rock Core Income Corp. Subscription Agreement 7 | Investor Initials In order to induce the Company to accept this subscription, I (we) hereby represent and warrant as follows*: Each investor must initial representations A through E if applicable: Primary Co-Investor Co-Investor Investor Initials Initials Initials A I (we) have received the prospectus (as amended or supplemented) for the Company at least five business days prior to the date hereof. B I (we) acknowledge that shares of this offering are illiquid and appropriate only as a long-term investment. I (we) represent that I am/(we are) am either purchasing the shares for my (our) own account, or if I am (we are) purchasing shares on behalf of a trust or other entity of C which I am (we are) a trustee or authorized agent, I (we) have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am (we are) trustee or authorized agent. I (we) represent that I (we) either have (i) a net worth of at least $250,000 or (ii) a net D worth of at least $70,000 and a gross annual income of at least $70,000. (Net worth does not include home, furnishings and personal automobiles). Initial only if applicable: I am (we are) a resident of Alabama, Idaho, Kansas, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Tennessee, Vermont or E Washington and meet the additional suitability requirements imposed by my (our) state of primary residence as set forth in the prospectus (as amended or supplemented as of the date hereof) under the section described in the prospectus and entitled “Suitability Standards”. (THIS SPACE INTENTIONALLY LEFT BLANK) *Except in the case of fiduciary accounts, such as those administered by trustees, guardians, conservators, custodians and personal representatives, an investor may not grant any person a power of attorney to make the representations on his, her, or its behalf. Owl Rock Service Center: 1 844 331 3341 Fax: 1 844 643 0431 4 of 6

Owl Rock Core Income Corp. Subscription Agreement 8 | Important information Rights, Certifications and Authorizations Substitute IRS Form W-9 Certification: Under penalties of perjury, I certify that: 1. The number shown on this subscription agreement is my correct taxpayer identification number or (I am waiting for a number to be issued to me), and 2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and 3. am a U.S. citizen or other U.S. person (defined in IRS Form W-9 instructions). Certification Instructions: You must cross out certification 2 if you have been notified by the IRS that you are currently subject to backup witholding because you have failed to report all interest and dividends on your tax return. The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding. By signing below, you also acknowledge: • You should not expect to be able to sell your shares regardless of how we perform. • The Company may offer to repurchase a limited number of shares and/or you may be able to sell your shares, in either case it is likely you will receive less than your initial purchase price. • We do not intend to list our shares on any securities exchange and we do not expect a secondary market in the shares to develop. • You should consider that you may not have access to the money you invest for an indefinite period of time. • Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn. • The Company may pay distributions from sources other than earnings which may affect future distributions. • The amount of distributions, if any, are uncertain and at the discretion of the Company’s board of directors. • An investment in our shares is not suitable for you if you need access to the money you invest. • Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses. • Our distributions to stockholders may be funded in significant part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, that may be subject to repayment to our investment adviser. Significant portions of these distributions may not be based on our investment performance and such waivers and reimbursements may not continue in the future. The repayment of any amounts owed will reduce the future distributions to which you would otherwise be entitled. Each investor must sign below (Custodians must sign in Section 2 on a custodial account) X Owner or Authorized Person Signature Date (mm/dd/yyyy) X Joint Owner or Authorized Person Signature Date (mm/dd/yyyy) X Joint Owner or Authorized Person Signature Date (mm/dd/yyyy) Owl Rock Service Center: 1 844 331 3341 Fax: 1 844 643 0431 5 of 6

Owl Rock Core Income Corp. | Subscription Agreement

9 | Investor Representative Information

The financial advisor or investor representative (each, an "Investor Representative") signing below hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor's legal residence or is exempt from such licensing.

Name of Participating Broker/Dealer or Financial Institution ______________________________

Name of Financial Advisor(s)/Investor Representative(s) ______________________________

Rep/Advisor Number/Team ID ______________________ CRD Number ______________________

Mailing Street Address ______________________ City ____________ State ______ Zip ______

Email Address ______________________ Phone Number ______________________

10 | Investor Representative Signature

The undersigned confirms by its signature that it (i) has reasonable grounds to believe that the information and representations concerning the investor(s) identified herein are true, correct and complete in all respects; (ii) has verified that the form of ownership selected is accurate and, if other than individual ownership, has verified that the individual executing on behalf of the investor(s) is properly authorized and identified; (iii) has discussed such investors' prospective purchase of shares with such investor(s); (iv) has advised such investor(s) of all pertinent facts with regard to the liquidity and marketability of the shares; (v) has delivered the prospectus and related amendments and supplements, if any, to such investor(s); (vi) understands that no sale of shares shall be completed until at least five business days after the date the investor(s) receives a copy of the prospectus, as amended or supplemented; and (vii) has reasonable grounds to believe that the purchase of shares is a suitable investment for such investor(s), that such investor(s) meets the Suitability Standards applicable to such investor(s) set forth in the prospectus (as amended or supplemented as of the date hereof), and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto. The Broker Dealer, Financial Advisor or Investor Representative listed in Section 8 has performed functions required by federal and state securities laws and, as applicable, FINRA rules and regulations, including, but not limited to Know Your Customer, Suitability and PATRIOT Act (AML, Customer Identification) as required by its relationship with the investor(s) identified on this document. By checking the share class in Section 1, you affirm that in accordance with the prospectus (i) this investment meets applicable qualifying criteria, and (ii) fees due are reduced or waived as disclosed therein.

This subscription agreement and all rights hereunder shall be governed by, and interpreted in accordance with, the laws of the state of Maryland. I understand this Subscription Agreement is for the offering of ORCIC.

X	
Financial Advisor/Representative Signature	Date (mm/dd/yyyy)

11 | Delivery Instructions

Cash, money order, counter checks, third party checks and travelers checks will NOT be accepted.
If a check received from an investor is returned for insufficient funds or otherwise not honored, ORCIC, or its agent, may return the check with no attempt to redeposit. In such event, any issuance of the shares or declaration of distributions on shares may be rescinded by ORCIC. ORCIC may reject any subscription, in whole or in part, in its sole discretion.

To ensure the fastest possible processing of this Subscription Agreement, all relevant information must be completed.
Each subscription will be accepted or rejected as soon as reasonably possible. However, the Company has up to 30 days to accept or reject each subscription from the date the subscription is received by the Company's Processing Agent. Investors will receive a confirmation of their purchase.

Custodial accounts, forward subscription agreement to the custodian.

By Mail - Make checks payable to "UMB Bank, N.A., as EA for ORCIC" or to the custodian of record for qualified plan or brokerage account investments.

☐ **By Wire Transfer**
UMB Bank NA
ABA Routing Number: 101000695
ORCIC Account Number: 98 7233 5856
Account Name: UMB Bank NA, Escrow Agent for Owl Rock Core Income Corp.

☐ **Standard Mail**
ORCIC
c/o DST Systems, Inc. as Processing Agent
PO BOX 219398
Kansas City, MO
64121-9398

☐ **Overnight Mail**
ORCIC
c/o DST Systems, Inc. as Processing Agent
STE 219398 430 W 7th
Kansas City, MO
64105-1407

Owl Rock Service Center: 1 844 331 3341 **Fax:** 1 844 643 0431

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